Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO DISCONTINUES U.S. DISTRICT COURT OF ARIZONA LITIGATION

January 15, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) (“Genco”) has discontinued its legal action (as previously announced in a news release dated January 6, 2009) in the U.S. District Court of Arizona. As a majority shareholder of Chief Consolidated Mining Co. (“Chief”), Genco asserted certain ‘derivative’ claims on Chief’s behalf against certain Chief’s officers and directors.

The dismissal will enable Genco to comply with certain pre-suit demand requirements under Arizona’s derivative litigation procedures, which stipulate that demand must first be served on Chief to take suitable action against the Defendants for alleged malfeasance against Chief. If Chief fails to do so, Genco may initiate proceedings against these officers and directors on behalf of Chief.

The U.S. Court action is in addition to a lawsuit filed in the Supreme Court of British Columbia against Andover Ventures Inc. (“Andover”) for alleged breaches of agreements respecting Andover's purchase of shares representing a controlling interest in Chief from Genco.

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Raphael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.